Exhibit 2.0

                                     PLAN OF
                           LIQUIDATION AND DISSOLUTION
                                  OF IPI, INC.

         1. Plan of Dissolution. This Plan of Liquidation and Dissolution (the "Plan") is intended to accomplish the complete liquidation and dissolution of IPI, Inc., a Minnesota corporation (the "Company'") through the distribution by it of all of its assets in accordance with the laws of the State of Minnesota. Said liquidation and dissolution shall be accomplished in the manner stated in this Plan. Subject to any rights of third parties, the Board of Directors may, notwithstanding shareholder authorization of the Plan and of the dissolution of the Company, amend this Plan from time to time.

         2. Approval of Plan. This Plan shall become effective immediately after all of the following have occurred (a) the Board of Directors has called a Special Meeting of the Shareholders of the Company for the purpose of allowing the shareholders to consider and act on the liquidation of the Company and its dissolution pursuant to Section 302A.721 of the Minnesota Business Corporation Act, or has otherwise submitted such matter to a vote of the shareholders of the Company and (b) the shareholders of the Company have approved such liquidation and dissolution and have adopted this Plan by an affirmative vote of at least a majority of the outstanding shares of Common Stock of the Company at the Special Meeting to which due notice is given.

         3. Time Period. The sale, exchange, transfer or other disposition of the assets, properties and rights of the Company shall be initiated and completed as expeditiously as practicable after the approval and adoption of the Plan by the shareholders of the corporation.

         4. Distribution of Assets. After approval and adoption of the Plan by the Company's shareholders, the Company, by its duly authorized officers, shall:

         (a) Collect the proceeds of that certain Asset Purchase Agreement dated November 15, 2001 by and among Allegra Holdings, LLC, IPI, Inc. and Insty-Prints, Inc. (the "Asset Purchase Agreement");

         (b) Collect all monies owed to the Company and convert, to the extent practicable, all other assets of the Company, if any, to cash;

         (c) Pay or make adequate provision for payment, of all debts and liabilities of the Company, including all expenses of the sale of its assets and of the liquidation and dissolution provided for in this Plan;

         (d) To the extent deemed necessary by the Board of Directors, establish and set aside a reasonable amount (the "Contingency Reserve") to meet claims against the Company, including ascertained or contingent liabilities and expenses;

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         (e)      To the extent deemed necessary or appropriate by the Board of
                  Directors, hold in trust for the benefit of the Company's shareholders (a) those shares of Clarent Corporation common stock, $.001 par value, held by the Company as of the date of approval by the shareholders of this Plan (the "Clarent Stock") (b) any and all claims, actions, suits, proceedings, causes of action relating to the Company's ownership of the Clarent Stock and (c) judgments, damages, penalties, fines, settlements or any monies received by the Company in connection with any of the preceeding (the "Clarent Assets");

         (f) To the extent deemend necessary of appropriate by the Board of Directors, maintain any suit, proceeding or action relating to the Clarent Stock and pay expenses and costs relating to the same;

         (g) Give notice to known and unknown creditors by publication and mail;

         (h) Distribute to the shareholders pro rata by ownership of the outstanding common stock of the Company all of the Company's assets (other than the Contingency Reserve and Clarent Assets) in complete cancellation and redemption of the outstanding stock of the Company in one or more distributions;

         (i) At the later of (a) expiration of the statutory period for claims by creditors or (b) resolution of all matters provided for by the Contingency Reserve or (c) the sale of the Clarent Stock or liquidation of Clarent Assets, and after payment of the costs of the establishment and maintenance associated the Contingency Reserve and Clarent Assets, distribute to shareholders pro rata by ownership of the outstanding common stock of the Company the remainder of the Company's assets;

         (j) Be formally dissolved in accordance with the applicable provisions of the laws of the State of Minnesota and the Federal Government, including, but not limited to, the filing of a Notice of Intent to Dissolve and Articles of Dissolution with the Minnesota Secretary of State and the filing of Form 966 with the Internal Revenue service.

         5. Authority of Board and Officers. The adoption of the Plan by its shareholders shall constitute full and complete authority for the Board of Directors and the proper officers of the Company, without further shareholder action, to do and perform any and all acts and to make, execute and deliver any and all agreements, conveyances, assignments, transfers, certificates and other documents of any kind and character which such officers deem necessary or appropriate: (i) to sell, dispose, convey, transfer and deliver the assets of the Company, (ii) to satisfy or provide for the satisfaction of the obligations of the Company; (iii) to distribute any remaining assets of the Company to its shareholders or for their benefit to the extent provided above and (iv) to dissolve the Company in accordance with the laws of the State of Minnesota and cause its withdrawal from all jurisdictions in which it is authorized to do business.